Exhibit 99.4
Infosys Technologies
Q2 RESULTS EARNINGS CALL
OCTOBER 11, 2005
CORPORATE PARTICIPANTS
Nandan Nilekani
Infosys Technologies — CEO, President and MD
Kris Gopalakrishnan
Infosys Technologies — COO and Deputy MD
Mohandas Pai
Infosys Technologies — CFO
S.D. Shibulal
Infosys Technologies — Head — Delivery and Sales
Srinath Batni
Infosys Technologies — Director
Akshaya Bhargava
Progeon — CEO and MD
PRESS CONFERENCE PARTICIPANTS
Pratik Gupta
Citigroup
Chitra Gopal
Nomura Asset Management
Anantha Narayan
Morgan Stanley
Mahesh Vaze
Bric Securities
Sandeep Shah
Tower Capital
Mitali Ghosh
DSP Merrill Lynch
Pankaj Kapoor
ABN Amro
Shekhar Singh
ICICI Securities
Supratim Basu
Deutsche Bank
Trideep Bhattacharya
UBS
Srinivasan
Accenture
Hitesh Zaveri
Edelweiss Capital
Yogesh
Quantum Solutions
Pramod Gupta
HSBC
Anthony Miller
Arete Research
Sheetal Behl
Everest Group

Moderator
Good afternoon ladies and gentleman. I am Prathiba, the moderator for this conference. Welcome to the Infosys Conference Call. For the duration of the presentation, all participants’ lines will be in the listen-only mode. After the presentation, the question and answer session will be conducted for participants connected to the SingTel Bridge followed by the question and answer session for participants connected to the India Bridge. I would now like to hand over to the Infosys management. Thank you and over to Infosys.
Sandeep
Good afternoon and thank you all for joining us today to discuss the financial results for the quarter ended September 20, 2005. I am Sandeep from the Investor Relations Team in Bangalore. Joining us today in this conference room is CEO and President, Mr. Nandan Nilekani, COO Mr. Gopalakrishnan and CFO Mr. Mohandas Pai along with other members of the senior management. We will start with a brief statement on the performance of the company during the quarter ended September 30, 2005, the outlook for the quarter ending December 31, 2005 and the year ending March 31, 2006. After that, we will open up the discussion for Q&A. Before I hand over to Mr. Nilekani, I would like to remind you that anything that we say which refers to outlook for the future is a forward-looking statement and must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available with our filings with SEC, which can found on www.sec.gov. I would now like to hand over to Mr. Nilekani, President and CEO of Infosys.
Nandan
Thank you Sandeep and I would like to welcome all of you to this call on the occasion of the second quarter results of Infosys for FY06. I think this has been a tremendous quarter for us. We have had sequential growth of 10.7% under the Indian GAAP and 10.1 under US GAAP. Essentially, what we have done, we have reached a revenue of $1 billion for the half year which is what we took an entire year just recently in FY04. So I think this has been a great performance. We have found that the pricing has been stable with a small upward bias. This quarter is also unique because we added a record number of employees, 8,026 gross of which 6,390 is the net number of employees. What that means is that as on September 30th, we have 46,196 employees in the Infosys group of companies and we have also declared an interim dividend of Rs. 6.5 per share as compared to Rs. 5 for the corresponding period last year. The outlook we have given is that for the quarter ending December 31st, we expect income to be in the range of Rs. 2,443 crores to Rs. 2,452 crores and Earnings Per Share of Rs. 23.1 and for the year, we expect income to be in the range of Rs. 9,361 crores to Rs. 9,383 crores which is a growth of 31% and Earnings Per Share between Rs. 89 to Rs. 89.40. Under the US GAAP, we expect the revenue for the quarter to be between $556 to 558 million and Earnings Per ADS to be 53 cents and that’s a top line growth of 31% and year-to-year growth earnings of 26% and for the year, we expect on US GAAP revenues to grow at $2.14 billion which is a growth of 34.4% and consolidated earnings between $2.04 billion to $2.05 which is a growth of about 30%. I think this is a great performance. I think we have been saying for some time now that Infosys is now becoming a very strong global brand, that our business model is a new business innovation that delivers faster, better, and cheaper services and therefore we think that we are going to impact the market place and that’s going to act an instrument of substitution. We believe that is happening. We also believe that customers across the world have discovered our business model and are demanding that even legacy providers reorient themselves to provide the value that we give which is why you are seeing so much of action on the legacy companies in their behavior towards coming to India.
One other point I want to just add is that Infosys is a company which takes its Corporate Social Responsibility very seriously. Our heart goes out to all the various people who have been affected by various calamities in the last several months. On account of this, Infosys has committed Rs. 1 crore for relief of flood-affected people in North Karnataka, which was a recent flood, which affected a lot of people in North Karnataka. In addition, the Board has unanimously committed Rs. 2 crores for the victims of the earthquake that happened a few days back. Out of this, Rs. 1 crore is for the people in Jammu and Kashmir and an equal amount for those in Pakistan. In addition, the company has also committed Rs. 50 lakhs towards the victims of Hurricane Katrina in the US and we have been touched strongly by the calamities happening and we have tried in our small way to contribute to the rehabilitation that is happening in all these various regions. With this, I now request my colleague, Kris Gopalakrishnan, Chief Operating Officer, Deputy Managing Director, Member of the Board, Co-founder to talk about some of the other dimensions of our business.
Kris
Thank you Nandan. First let me talk about client additions. 34 clients were added in this quarter. Last quarter, this was 36 and one year back it was 32, so we are continuing to add clients in a similar manner quarter after quarter. We have five Global 500 clients in these 34 clients we have added. One important event was the ABN Amro deal. The most important thing is the client saw the benefit of looking at this as multiple opportunities or multiple projects and has chosen Infosys as one of the vendors for the maintenance and enhancement piece, which is a committed business. We are also a part of the vendor team, which is looking at, selected for the development projects also. We believe that this is an important trend going away from single vendor for large outsourcing deals to multiple vendors and this could influence other deals which are in the pipeline.
The number of million dollar clients has gone up to 191 from 172 and we have had growth across the board in our relationships with this set of clients. That’s why the number has gone up and the number of $5 million relationships is 76 versus 73 in the previous quarter. The number of $10 million relationships is 48 instead of 43 in the last quarter and in the top 10 clients, we have had a growth of about 6.9% in the revenue terms.
Nandan talked about the strong employee addition. This is the quarter in which the campus hires join the company. We had a batch of 950 people joining in a week which is one of the highest in the history of the company and the capacity we have created for training, our Global Education Centre in Mysore now allows us absorb this kind of trainee population.
Our attrition this quarter was 10%. Last quarter was 9.8%, so slightly increased but it is not a cause for alarm. Out of this 8,026 people, 1,166 people were with prior experience in other companies. Our utilization rate excluding trainees is 79.1%. So we have been able to maintain utilization in spite of addition such strong numbers in this quarter. As you know, these people go through training for about 14 weeks or 3-1/2 months and would become billable sometime towards the beginning of next year.
Looking at the services mix, in this quarter, development and package implementation have shown growth. But the story really has been our contribution from the new services — package implementation, Independent Validation Service or testing, Business Process Management through Progeon, Systems Integration, Infrastructure Management as well as in the Finacle area, the products area, we have seen growth. North America has grown this quarter but over the last 12 months, Europe has grown from 21.2 to 23.3% of revenues. Onsite-offshore mix is kind of steady at around 31.6%. Last quarter it was 31.4%. In terms of vertical industry, retail and services have grown. Financial services, which is one of the strongest verticals for us, is growing as the company. In the last 12 months, it has gone from 34.0% to 35.3%. So financial services continue to contribute significant amount of revenues for Infosys. Let me hand it over to our CFO, Mohandas Pai.
Mohandas Pai
Thank you Kris. Folks the margins have been encouraging this quarter. We had a gross margin this quarter of 47.2% under Indian GAAP. We also had an operating margin of 32% as against 32% the previous quarter. G&A went from 7.8% to 8.7% primarily due to the fact that there is a 0.4% impact on provisioning for bad and doubtful debts and we also had an increase in professional charges from 0.8% to 1.1% due to the availing of certain professional consultancy charges during this particular quarter. Apart from these two factors, expenses have been under control. Depreciation went up to 4.2%. Other income was higher at 1.9% primarily because we did not have any negative influence of exchange variation. Tax rate was down to 3% of revenue, that is, 10.2% of pre-tax income from 13.1% equated rate primarily because we wrote back Rs. 20 crores upon completion of assessment in an overseas location in this quarter.
The guidance for the next quarter assumes that there will be 3 less working days onsite and 4 less working days offshore. Our guidance for the fourth quarter is based upon the information that we have today. The guidance for the third quarter is lower than the actuals for the second quarter because of the lower number of working days whereas Q4 is traditionally a slower quarter. As we come closer, we will have better visibility. Overall, cash position continues to be strong. We have about Rs. 3,760 crores of cash available in the firm. We added a record amount of cash to our cash collection this quarter. Our capex was about Rs. 330 crores and the overall limit remains the same as the previous quarter. Like Kris said, our attrition was 10.0%. Pricing was stable with an upward bias. For new clients, they are giving us 3-4% more and we had an uptake in per capita revenues by 1% onsite and 0.3% offshore. The ABN Amro billing is expected to commence from the fourth quarter for the new contract that we got so far. As far as clients are concerned, Kris has spoken about it. So I will only speak about the foreign exchange exposure and then we will go in for the Q&A. We have on foreign exchange forward sale contract of $305 million at Rs. 43.94 as of the quarter end and we have seen the dollar go up and the rupee come down to Rs. 44.70 to Rs. 44.90 right now. Post quarter, we have taken certain options to protect ourselves. So we will not be participating in the benefit because of the depreciation of the rupee for this quarter because we are hedged more or less on a net basis for this quarter. However as the quarter progresses, we will have much more clear picture. Even though we mark to market at Rs. 43.94, we may not have any negative consequences primarily because we have a translation adjustment which could be positive as we will be having assets of $350 million outside at any point of time. We took our first option in the Euro and the Pound during the quarter under report, second quarter and we continue the strategy on a defensive basis this quarter too. We shall await your questions now.
Moderator
Thank you very much sir. At this moment, I would like to hand over the floor to Ameena at SingTel to conduct the Q&A session for participants connected there. This will be followed by a Q&A session for India participants. Thank you and over to Ameena.

Ameena
Thank you Prathiba. We will now being the Q&A session for participants connected to the SingTel Bridge. Please press 01 to ask a question. Thank you. The first question is from Mr. Pratik Gupta from Citi Group.
Pratik Gupta
Hello guys, congratulations on the quarter. I just have a two-part question. Firstly if you can just elaborate a bit more on the outlook for your core ADM business, what are the pricing trends over there and what’s the sort of growth potential over there. Especially because I noticed that development although it has grown sharply Q on Q but on a YOY basis, it has still been pretty weak and secondly on the guidance for the full year, I understand the impact of the fewer working days and the FX hedges but I was just wondering if you could talk a little bit more on the cost side in terms of don’t have your visa cost, your subsidiaries should be doing better, etc. If could just elaborate on that please?
Shibu
On our service mix, our strategy is to have an end-to-end set of services which span end-to-end. If you look at our revenue over the last few quarters, it has changed its color. The services which we introduced over the last five years today give us around 38-40% of our revenues and some of them are margin enhancing and some of them are slightly below the Infosys average. For example, package implementation, we get better margins because it is high-end work. For testing, we get better margins because the onsite-offshore ratios are very favorable to offshore. In Infrastructure Management, our margins are slightly below the Infosys average. In System Integration again our revenue productivity is quite high. So ultimately it comes down to portfolio management of services as well as customers and our objective is to manage the portfolio in such a way that we achieve our margin targets.
Pratik Gupta
Sure thanks. But I was just wondering on ADMs specifically, are you seeing any significant pricing pressure or is pricing holding up steady there as well?
Shibu
In the ADM space, overall if you look at and not specifically talking ADM, if you look at the pricing as a whole, pricing as this point is stable with an upward bias. The new contract which we are getting which also includes ADM piece is coming around 3-4% above Infosys average. But one needs to remember that 95-96% of our revenue is coming from repeat business which means that the new customers and the new contracts will have an influence over the overall margins will take a certain degree of time even though we have seen a slight uptake in this quarter on the onsite and the offshore rates.
Pratik Gupta
Okay.

Mohandas Pai
Let me talk about the margins for the third quarter. Top line for the third quarter will grow at 6.5 to 6.9%. EPS as reported 3.8%. But if you exclude the tax credit in the second quarter, EPS will be 7.3% in the third quarter. That’s our estimate. Yes the margins would improve in the third quarter because of the decline in the visa costs from $7.5 million in Q2 to about $2.5 million in Q3. But we are plowing that money back into the business in terms of increased investments in Infosys Consulting, in our marketing, in buying much more software inside, etc. and we do think that plowing money back into the firm for an increase in margin is the right thing to do to make sure that we have a very strong engine going forward. Also we have hired more than what we estimated at the beginning of the second quarter. For example, we hired 8,000 people gross in the second quarter and the balance half of the year, we are going to hire 7,700 people and this is going to have an extra cost. So we are plowing back whatever we make in terms of margins back into the business to prepare for future growth.
Pratik Gupta
So basically you are not assuming any significant improvement in the margins in the second half of this year, correct?
Mohandas Pai
Yes please.
Pratik Gupta
I just said that you are basically not assuming any significant improvement in the margins in the second half despite the lower cost, etc., right?
Mohandas Pai
No what I said is yes there is a margin improvement in the second half, it is evident there. But that margin improvement is being plowed back into the business in the form of higher investment in certain initiatives that we are taking right now in the form of higher earnings, higher hiring in the form of higher investment in our consulting division by hiring more consultants and by increasing our investment in software.
Pratik Gupta
Right, okay thank you.
Moderator
Thank you. The next question is from                                         .
Male participant
Hello there, thanks very much for the call. Could you just comment on whether the commencements of the ABN contract in the fourth quarter will result in any temporary margin pressure due to that contract?

Shibulal
The ABN contract will start generating revenues in the fourth quarter. Overall, over the long period of the contract, ABN is expected to perform at the Infosys average margins. Even though during the knowledge transition phase or the transition phase, the margins will be slightly lower than the Infosys average but once again, during the term of the contract, we are expected to meet. Also because of our size, we do not expect any margin impact and all that has been factored in the guidance which we have given you.
Male participant
Thank you very much.
Moderator
Thank you. Next question we have from Mr. Chitra Gopal from Nomura, Singapore.
Chitra Gopal
On your largest customer, sales did decline. I think it was about 7% quarter-on-quarter in dollar terms. When do we see stabilization over here and what are the pricing pressures over here as well?
Kris
See if I look at the Top 10 clients, they have grown by about 6.9% this top 10. In fact, one or two clients in the top 10 have grown more than 15%. 3 clients have grown more than 15%. Some clients have grown more than 10%. Some have been flat and a couple of them have been declining. That’s what typically happens. If you also look at the top 25 clients, there is 9.2% growth. So this is a portfolio which we actively manage. There maybe changes here and there, but overall majority of them is growing at this point.
Chitra Gopal
I know, I was referring to your largest client. If I recall last time, last quarter, there was a decline in sales to your top clients and at that time I think you mentioned about some internal reorganization taking place at that client. So this quarter again there was a decline in sales. So I was wondering when you see the stabilization setting in.
Kris
The largest client is now a different organization. It is the not the same. Maybe because of the slow or the decline we saw, the top client is a different client now and that client is growing, but by and large, the changes or issues related to org changes, issues related to Sarbanes Oxley, we had some concerns about 7/7, all those are behind us at this point.
Chitra Gopal
Okay, thank you.

Moderator
Thank you. At this moment, I would like to hand over back to Prathiba.
Prathiba
Thank you very much Ameena. We will now begin Q&A interactive session for participants connected to the India Bridge. Participants who wish to ask questions, please press *1 on your touchtone-enabled telephone keypad. On pressing *1, participants will get a chance to present their questions on a first-in-line basis. Participants are requested to kindly restrict to one question in the initial round. Please use handsets while asking a question. To ask a question, please press *1 now. Our first question comes from the line of Mr. Anantha Narayan of JM Morgan Stanley.
Anantha Narayan
Thank you and good afternoon everyone. Congratulations on some great numbers. Historically, we have always discussed the predictability aspect of Infosys business model but over the last 6-8 quarters, we are seeing revenue growth decelerate and accelerate quite significantly. Has there been some sort of aberration on account of specific clients or is something structurally changing in the business now?
Nandan
No, I think fundamentally the company is larger. It is a company which a few years back were a little over $100 million. Now we are talking about a company that is going to end the year at $2.14 billion. It is a company which has multiple business units, multiple service offerings and multiple geographies. Within that, I think we have done a fairly good job of understanding and anticipating clients’ needs and volume growth and to the best of our ability we have been able to provide guidance on what we think is going to happen and I think we continue to perform and beat or meet our guidance. So I think I don’t see any structural thing here. I think it is just as you become larger and you deal with more variables, it’s going to be like that, but fundamentally, we think that we have tried our best to ensure that there is enough predictability and enough regularity in our model.
Anantha Narayan
One final question to Mohan. Mohan, could you just comment on these provisions that you have made for bad debts?
Mohandas Pai
These are provisions that we made for items which are due more than 180 days as a matter of course and a couple of small provisions made for certain accounts receivables which may not be received and this happens in a year. For example, our track record has been that historically 0.33% of revenues are made as a provision and we are within that range. So these are some normal quarter driven events. It could happen in some quarters and it may not happen in the other quarters. It so happened that last quarter there was nothing like this, this quarter we have items over 180 days.

Anantha Narayan
Thanks Mohan and good luck.
Moderator
Thank you very much sir. We have the next question coming from the line of Mr. Mahesh Vaze from Bric Securities.
Mahesh Vaze
Hello, a couple of small things. First what is the kind of tax rate one should be looking at for third and fourth quarter and secondly if you could give an update on your status of your China operation?
Mohandas Pai
Tax rate is 13 to 13.5% because we had a re-estimate of an overseas tax adjustment this quarter. So I do not think it is going to occur next quarter, so you can assume 13 to 13.5% on a pre-tax basis. Srinath Batni would talk about China.
Srinath Batni
The plan for China is going as per we had planned earlier. There are 303 local employees in China whom we recruited there and we have got a good traction with the local MNC domestic business as was our focus for the year. In a nutshell, it is going as per the plan.
Mahesh Vaze
What is the kind of size one should be looking at let’s say one year down the line or so?
Srinath Batni
It is about 1,000 to 1,100 people by the end of the year.
Mahesh Vaze
Okay, thanks a lot.
Moderator
Thank you very much sir. Next question comes from the line of Mr. Sandeep Shah of Tower Capital.
Sandeep
Yes sir, what is Infosys’ take on, in terms of potential for the Indian IT companies for outsourcing for deals like infrastructure management which Indian companies are still losing in competition to global companies and the second question is what is the customer’s outlook for such deal outsourcing to Indian companies?
Kris
See when we look at infrastructure outsourcing, what we call Infrastructure Management Services, we had proposed a model for providing such services. We believe that the ownership of the infrastructure has to be separated from operations on that infrastructure. Operations of the infrastructure, management of the infrastructure can be provided remotely using technology and that is the piece which Infosys wants to get involved in and that is what we are selling today as a service to our clients and Infrastructure Management Services is growing business for us which has reached about 3-3.5% of revenues. We have about 40 odd clients. Infrastructure Management Services is where application development maintenance was maybe 10 years back but it probably will grow much faster. In terms of the size of that market, if you exclude ownership of the infrastructure, it is still very significant running into billions of dollars and hence it is a good space to be in. It is a good space to be in because that allows us to provide end-to-end solution and end-to-end services for our clients. We can do production support, we can do desktop maintenance, we can do database maintenance, network maintenance, etc., support, etc. from remote locations. Your second question, can you just repeat the second question.
Sandeep
What is the customer outlook on such deals for Indian IT companies?
Kris
If you look at the data points in terms of volume growth, if you look at data points in terms of size of relationships, data points in terms of large deals coming to Indian companies, growth of the different markets, growth of verticals or industry segments like financial services, the outlook is very strong and very good.
Sandeep
The second question, when did the churn in the top client happen?
Kris
This quarter.
Sandeep
This quarter, and what was the growth in the earlier top client this quarter?
Kris
We are not giving break up by clients.
Sandeep
Okay, thank you.

Moderator
Thank you very much sir. Participants are requested to kindly use handsets while asking a question. Next in line, we have a question from Ms. Mitali Ghosh of DSP Merrill Lynch.
Mitali Ghosh
Hello, good afternoon and congratulations on the great set of results. If you could repeat, update us or give us some color really on the changes in the demand environment that you have seen in the last one quarter as well as in the competitive environment, particularly with respect to how the pipeline addition is happening, sales cycle as well as global vendor composition?
Shibu
We believe that the demand is strong. As you can see we have added 34 customers in the last quarter. The million dollar customers have now gone up from 172 to 191. Out of the 34 customers whom we added, five of them are Global 500. This all shows that there is strong demand. The top 10 customers have grown sequentially and overall also the growth has been pretty strong. So in that sense, we see the overall demand continuing to be strong.
Mitali Ghosh
Any color possible on maybe some verticals which are looking better or some services which are looking better as compared to three to four months back?
Kris
Financial services continue to be our stronghold even though in this quarter, we have seen an uptake in the retail segment. The retail segment has grown from 9.6% of our revenue last quarter 10.5% this quarter.
Mitali Ghosh
Yes and my other part of the question is on the global vendor competition, if you could just touch up on that please?
Shibu
We continue to compete with the global system integrators. Even in the ABN deal, there has been competition with global system integrators. Nandan will add a little more color to it.
Nandan
I think it’s increasingly becoming clear that we are going to go head-to-head against these guys and also I think customers are beginning to see the true value of our business model. It’s realizing that there is much superior quality, much superior adherence to budgets and deadlines and time lines, reducing time to market because of our using the global model more effectively and of course it is cheaper. So I think across the world now customers are responding and understanding that what we have here is a superior model and superior innovation them gives them better services faster, better, than cheaper and I think this is putting pressure on the legacy players and essentially a lot of the movement you are seeing of legacy players coming to India is simply because the customers are demanding that they go to India and I think there are going to be major traumatic changes that are going to be faced and we are finding that our story is well known today. Every CEO on the planet has heard about what we do. Every CEO is asking the CIO why aren’t you doing the same thing? I think it is brining in enormous pressure on pricing for our legacy players. So I think all in all, it’s exactly the scenario that we wanted to happen.
Mitali Ghosh
Yeah, I think that’s very helpful. Just one final thing is in terms of the pricing environment what is the kind of prices we are getting from existing customers who are coming up for re-negotiation on a like to like basis?
Shibu
Pricing environment is stable with an upward bias. The new customers are coming anywhere between 3 to 4% above the Infosys average. The new contract negotiations for most part are also following the same pattern.
Mitali Ghosh
Okay, you said new contract?
Kris
New contracts of the existing customer, that means renewal of contract.
Mitali Ghosh
That’s right, okay, thanks a lot.
Moderator
Thank you very much madam. Participants are requested to kindly use handsets while asking a question. Next question comes from the line of Mr. Pankaj Kapoor of ABN Amro.
Pankaj Kapoor
Hello, congratulations on a good set of numbers. My question also relates to the realization part. Given the fact that overall pricing environment has been stable and we are seeing new clients over the past few quarters coming at high price points and we are also seeing the share of newer services like package implementation are growing. Our average realization growth on a portfolio basis if you look at has been a bit muted over the last few quarters. So what exactly would you attribute this to and what kind of growth one can be looking for on this over the next couple of quarters?

Kris
See there are two or three effects which have to be separately analyzed. First is the business mix. You talked about package implementation and consulting. We have services like Infrastructure Management Services, Independent Validation Services which are slightly lower than company average in some cases. So the business mix has an impact on the realization. The second is as relationships grow larger and larger some of them have volume discounts built in. So that has an impact. The third impact is when did the customer sign up with Infosys? So we have about 65% of our revenues coming from relationships which are three years and older. So even if you get some increase, it will take some time for that increase to have an impact. It depends on which customer is growing in this quarter and when did they sign up with Infosys. So the business mix, the customer mix, the services mix, and onsite-offshore ratio, all these have an impact on and that’s why it’s going to have impact across the border, that is, across the overall revenue productivity slowly. This quarter we have 1% revenue productivity increase in onsite and 0.3% increase in offshore giving us an overall 0.9% increase in revenue productivity.
Pankaj Kapoor
Can you just also give us a sense of how has been the churn in the top five and top ten clients compared to last year? Like how many new clients would have come in the top five, how many got dropped out?
Kris
In the top ten, we have had two clients come in new this year. Two of them dropped and two of the new clients came.
Pankaj Kapoor
Thanks, all the best.
Moderator
Thank you very much sir. Our next question from the line of Mr. Shekhar Singh from ICICI Securities.
Shekhar Singh
Hello sir, congratulations on the good set of numbers. Just wanted to know has there been a change in thinking regarding the profit margins? Earlier strategy used to be like if the profit margins are expanding, then it will actually show up in the numbers. Now it seems like the company’s strategy is to basically plow back all the excess money that you are making and basically maintain the margins at around 32% or something like that?
Mohandas Pai
No, there has been no change in strategy. Beginning of the year, you will notice that the investment requirements were higher because of visa requirements. So you had a muted margin in the beginning of the year. For the entire year, the margins were comfortable within whatever we had said. Now we are seeing in the first half of the year that margins have been reasonable and we see an up tick and therefore we felt as we have revised our guidance upwards and see good growth, it is time to reinvest back. We always held the view that we would prefer to have stable margins and if you find margins expanding, we will reinvest that money back into the business to expand the growth engine, exactly what we are doing. But since the first quarter when the first quarter guidance was lower and the balance three quarters were higher, in the first quarter since the salaries kick in, you saw an expansion of margins in the balance three quarters compared to the first quarter giving us an overall margin within the range. Now we are halfway into the year, we are bang on target and we do think that since we are hiring more people, we put back more money in the business that will be good for the future.
Shekhar Singh
Okay, secondly last quarter during the conference call you mentioned that as far as the large deals are concerned, ABN Amro was the only deal that you were working on. Has there been any change in terms of any other large deals that you are working on and any which you can speak about like the General Motors or someone?
Shibu
We are working on couple of more deals. But also please remember that these are long incubation period deals. It takes a long while to go through the process if at all we get selected during the contract negotiations.
Shekhar Singh
Okay thank you very much sir.
Moderator
Thank you very much sir. Next in line, we have a question from Mr. Supratim Basu of Deutsche Bank.
Supratim Basu
Thanks. Solid quarter guys. It makes very difficult to ask questions though. Just two small questions. One is that consulting revenues seem to be flattish for this quarter vis-à-vis last. Is there something that we should be aware about there and second dividend policy, it has been about 18 months since you paid out a special dividend. The cash pile has been expanding. So is there any prospect of any change to your dividend pay out policy?
Kris
Okay, let me answer the question on consulting and I will pass it on to Mohan to talk about the dividend philosophy of the company. Consulting consists of two parts, one is the Infosys Consulting subsidiary and second is consulting as a service which includes technology consulting, architecture consulting, security consulting, plus of course business consulting, that has declined slightly because some of the other services are growing faster than consulting as a service. Infosys Consulting itself has been on plan. It has more than doubled, its revenue, but on a smaller base. It is recruiting very aggressively, reached about 170 people and it is on target to get to 500 people in the three years’ period it has projected. So it is on track at this point. Now I am going to pass it on to Mohan to talk about the dividend philosophy of the company.

Mohandas Pai
The dividend philosophy of the company is to distribute or pay as dividends, out of profits not more than 20% earned during the year and in the event that anytime we feel there is a cash surplus we shall return the money back to shareholders. We have done that once. At this point of time, we stick to our 20%. I shall, however, convey your sentiments to our board.
Supratim Basu
Thank you Mohan. Good luck guys.
Moderator
Thank you very much sir. Our next question comes from the line of Mr. Trideep of UBS.
Trideep
Good afternoon gentlemen. Congratulations. My question is on the large contracts. If you could elaborate on this ABN Amro deal, the maintenance part as well as the ___part, percentage wise what portion of the services that you will offer will be coming from non-ADM services?
Shibu
At this point in time, the entire contract is for ADM services. We have got three areas, one is a retail banking unit in North America, asset management unit and business unit in Europe and the new growth market business unit in Middle East and Asia. It is a completely ADM award. We also have the right to bid for discretionary development projects in these units.
Trideep
Two or three years back we had seen some of the contracts getting signed and after that the large contracts did not really come through. So is there a change in the demand environment that you see this time that will see may not be month after month but there will be continuity of such larger contracts being signed by the Indian vendors?
Kris
See, it is still not a predictable stream where we have a significant pipeline and things like that. At any point, we would be looking at may be four or five of such deals and unless it is awarded to us there is nothing speak of and that is not a significant number on which you can build any kind of a forecasting model and things like that. When you have significant number of deals, you can build a forecasting model. When you are very small numbers, it is zero or one in some sense. So that’s where we are today.
Trideep
Okay, my last part is based on your maturity of the non-ADM services. How far do you think you are that you can win a large contract on the basis of your strength on non-ADM services?

Kris
If I look across the different services today, package implementation or Enterprise Solution is a mature practice. We have thousands of people working in that area. In Infrastructure Management, in Independent Validation, System integration, even in consulting today, we have some amount of critical mass. And Progeon of course has already crossed that stage of being able to handle large assignments and things like that. I think the capability and the maturity to handle large deals is increasing. Our credibility for contracts may be $ 100 to $ 200 million today is very high given that we have signed this one deal and we have other relationships which are touching now $100 million. So, it is an ongoing thing with us. We are projecting revenues of $2.14 billion. As we grow larger and larger, this capability also increases.
Trideep
Thanks and wish to you best of luck.
Moderator
Thank you very much sir. Next in line, we have a question from Mr. Srinivasan with Accenture.
Srinivasan
Hi, congratulations for your great numbers. Just a thought, how your strategy is going to be having to attack the European market, the new centers that are coming up in Europe. So what is the strategy behind that and how are you going to manage and making them more BPO and IT service head?
Shibu
Kindly repeat the name and organization please?
Srinivasan
Srinivasan from Accenture.
Shibu
And also the question was not very clear, could you please repeat the question?
Srinivasan
Yes. There are centers or the countries in Eastern Europe are becoming more attractive for IT as well as the BPO services. So what is the strategy behind that? How you are going take it up?
Kris
Yes, there is an echo that’s why we were not able to clearly hear. So maybe you can mute the phone now. Let me answer the question. We have a presence in the Czech Republic, Progeon has a presence in Bruno. It supports non-English related services and transactions from Bruno. Infosys Technologies has a presence in Prague. We are looking at other Eastern European countries to provide some services to our European clients. We have a center in Toronto in

Canada as well as in Mauritius and of course we have development people or consulting people in various countries around the world. I am going to ask Akshaya to talk a little bit more about the type of services delivered from Bruno.
Akshaya
The services that we deliver from our Eastern European centre are mainly enterprise services, things like F&A, accounting, book-keeping, HR and order management and things like that. We see central Europe clearly as an attractive location for providing multilingual services. But you have to bear in mind that these are small countries with population between 10 and 30 million each. So they don’t have the kind of scalability that India represents.
Moderator
Hello Mr. Srinivasan.
Srinivasan
Yes, I am done.
Moderator
Thank you very much sir. Next in line, we have a question from Mr. Hitesh Zaveri of Edelweiss.
Hitesh
Hello, my question is with regard to the client churning. In the last four quarters, if I see the number of clients which have moved from 431 a year ago to 450 now, in the same period, about 126 clients have been added to the Infosys tally and then moved out, which is up from about 45 from a year ago. So if there is some trend here as in you would prefer to work with only clients that are going to scale up significantly with the company?
Kris
See there are two things. One is the relationship may be temporary. We may just do one project or a couple of projects. This is true in package implementation sometimes. This is true, in consulting. It may not result in follow-on work. The second is we need to remember that this includes Finacle clients also. We sell their licenses and then the support, etc. maybe provided by a local partner in the geography or maybe provided by some other system integration partner. So this includes Finacle clients also.
Hitesh
Sure thank you.
Moderator
Thank you very much sir. Next question comes from the line of Mr. Yogesh from Quantum Solutions.

Yogesh
Hi. First congratulations on the good set of numbers. My question is regarding the segmental results for Europe. If I look at the last three quarters, the operating margins have been falling for Europe from 37.7% to 34.7% in Q2 2006. Any specific reason? Is there a pricing pressure or something that Infosys is facing from the European clients and secondly why is the operating margin from Europe higher than that in North America? Is there a difference in pricing strategy too in the two continents?
Mohandas Pai
The margins have been in a range. Like we keep talking every quarter, the margins will differ from quarter-to-quarter depending upon specific circumstances. The first two quarters we spend more on visas. The first quarter the growth was muted, second quarter the growth was pretty good. So there you saw the margins were okay. We also had some AR provisioning to do in the second quarter. So there are some sporadic events. Like we keep saying there are three things that could impact our margins, one is wage pressure, and wage pressure is under control. The rupee, the rupee is not appreciating; and third pricing and you see the pricing has been pretty stable. So the movement is due to the investments that we make, the movement in the margins is due to the fact that there are some specific quarterly driven events which could impact the margins but the trend is for the margins to vary between in a very narrow range. What is the second question?
Yogesh
Is there a difference in pricing strategy between Europe and North America?
Mohandas Pai
Yeah. Well the margins in Europe were higher because we did more work in England. If the work in the UK is higher than the work in the rest of the continent, then the margin could be higher because there are certain tax benefits that you get in United Kingdom. As far as the UK and the US is concerned, the margins depend upon the mix of business. So it depends upon which client is growing at what pace of time and the expenditure that we are spending on marketing and sales in the US. These are quarterly driven events. If you go back three years or four years, you will find that there too are they are in a particular range.
Yogesh
Okay, thank you very much.
Moderator:
Thank you very much sir. Next in line, we have question from Mr. Pramod Gupta of HSBC Securities.
Pramod
Congratulations for the good quarter. Just couple of things I wanted to understand. One, this quarter despite very good margins in the rest of the business, what I am assuming here rest of the business is basically consolidated financials minus stand-alone financials, our margins have not improved and obviously one of the reasons you have given is the visa. But apart from that is there anything else do you see and what is the outlook for the rest of the business going forward. You do still see margin expansion or do you think we are reaching the peak there? Thank you.
Mohandas Pai
I don’t think we are reaching the peak or whatever it is. The aspiration is still to get better margins, so that’s not there. The point I am trying to make is that we have to choose between expanding margins and expanding growth. At this stage, when we are growing in a market share, we have to plump for growth at the same time making sure the margins are maintained. And if you are able to grow fast, if you are able to plow back money into the business, you are able to make the right kind of investments, then the growth could be much more secure. If you think that it is important to expand the margins from whatever we get, then you could compromise on growth. So every quarter, we look at our growth potentials, the need for investment and make a fine balance in terms of timing our investment for growth. This is the issue that we keep placing before you all the time because if you are bent upon increasing margins, it could be that four or five quarters down the road, you may not have made the investment to grow new businesses because every new business will mean that you have to invest. For instance our subsidiary in China is making a loss, we are absorbing that. Our subsidiary in the US, Infosys Consulting is making a loss, we are absorbing that. Our business in Australia is giving us lesser margins than the rest of the business, we are absorbing that and all three are growing faster than the rest of the business and you are getting a margin of 26% to 26..5% on the entire business. For example this year, the consulting business could be $25 to 30 million; China could be $10 million, and Australia could be maybe a $100 to 120 million. If you add up all that, you could get $150 million where the overall margin on average basis could be may be 12%. But when you consolidate even on that you should get a margin of 26.5% that means it must come from the core business, so we are doing that. So I think it is a fine balance that we need do all the time.
Moderator
Hello Mr. Gupta. Thank you very much sir. Next in line, we have Mr. Anthony Miller from Arete Research. Please go ahead sir.
Anthony
Good afternoon gentleman. You mentioned one of the areas that you are making investments in your margin expansion was software products alluding to Finacle there. Can you give us a view on what little of investments you are making in Finacle and the progress and success with the product and how you are seeing competition for Finacle in the various regions where you compete please?
Kris
We had committed about $10 million of investments in adding new features and keeping the technology abreast with development in the technology area itself. We had committed $10 millions. As Finacle moves to developed markets like Australia, Singapore, Switzerland, UK, etc, we have to add features which are relevant to those markets to the product. So this is where a lot of work is going on and this is what is preventing us suddenly jumping into markets like US, etc. because we need to make sure that the right features are there, regulatory environment is catered for and things like that. The good news is that you we are entering developed markets as I said and continue to expand the footprint. Now Finacle is operational in about 50 odd countries today, is in use in 50 odd countries and we continue to see good wins for Finacle in the various markets. Our plan is that we will continue this geographical expansion. We will protect our base in India. About 70% of the large banks in India use Finacle today. That’s the strategy we have adopted for Finacle. It is doing well. Overall also product has gone to about 3% of the revenues. In that sense compared to the rest of the business, it is a small business. But it is a very important for us. Financial services is being the core vertical for us, it’s an important business for us.
Anthony
Do have a view as to when you might be able to approach to US market?
Kris
See we will time it based on when we feel the features are there. Our internet banking product and some of the smaller part of the product in treasury management etc. are being offered in the US market today. But the core banking piece is not offered in US market right now.
Anthony
Okay, thank you very much.
Kris
Can we have the last question please?
Moderator
Sure sir. The last question comes from the line of Sheetal Behl with Everest Group.
Sheetal
Hello, firstly congratulations on your results. A quick question, building on a couple of earlier question, I just wanted to get your comments on what emphasis is overall location strategy is in terms of both your expansion plans to Tier-II, Tier-III cities within India as well as outside India. You briefly touched China and Eastern Europe. But I would just like to know overall what is your location expansion strategy?
Kris
In India, we are present in 9 cities and this includes Tier-I and Tier-II cities. Centers like Bangalore, Chennai, Hyderabad, Pune, etc., I would put under Tier-I category. Mangalore, Mysore, Bhubaneswar, Chandigarh and Trivandrum, I would put under Tier-II category. We are basically looking at Tier-I and Tier-II. We are looking at other centers as we speak. You may have read reports in the newspaper that we are looking at Jaipur, Calcutta, etc. So we are looking at new places to expand into and the reason is simple. We want to get the best and the brightest people and when we go to a new location, we tap into a new set of people and if we are one of the preferred employers and if we are one of the better employers in that area, we would get the best employees and that is very, very important for us. We have already talked about China. We have a centre in China, which can grow up to may be 2,000 people. But already we have got land and we looking at creating a centre in Shanghai as well as one in Hang Zhou which may be a capacity to go upto 10,000 people or more. So we have significant plans for China. We have centre in Czech Republic and in Mauritius. So our strategy will be to have global centres in locations like India, China, Czech Republic, etc. and what we call proximity centers from where we will provide consulting type of services maybe in technology or in business, spread all over the world in all the major markets. That will be our strategy. It’s something like a client server paradigm. The servers are our large Development Centers in places like India, China, etc. Centers of Excellence which have high capacity which have fantastic infrastructure for education, training, investments and processes, systems, etc. and a thin layer of client facing consulting related services offered from various geographies around the world. Kind of an optimized model of distributing the capabilities we have to provide services to our client.
Sheetal
Okay thanks. Just a quick completion on that. Are you looking at expanding into Central and South America and expanding more aggressively into Eastern Europe?
Kris
Both yes, we just need to decide when it is appropriate. Today we don’t have any client in South America other than for our Finacle group which is a banking group. But definitely we will look at South America as well as continue to expand in Eastern Europe.
Sheetal
Okay. Thank you so much.
Kris
Thank you all very much. We really appreciate all your questions and hope to do this again in the next quarter. Thank you.
Moderator
Ladies and Gentlemen, thank you for choosing WebEx conferencing service. That concludes this conference call. Thank you for your participation. You may now disconnect your lines. Thank you and have a nice day.